Exhibit 12.1

AmTrust Financial Services, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Amounts in Thousands)

	Nine Months Ended 9/30/2014	2013	2012	2011	2010	2009
Earnings
Pretax income from continuing operations before adjustment for income or loss from equity investees	$373,972	$367,046	$196,857	$171,259	$178,238	$131,504
Distributed income of equity investees	–	12,203	–	–	–	–

Fixed charges	35,885	34,691	28,508	16,709	12,902	16,884
Company share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	–	–	–	–	(1,288)	(822)

	$409,857	$413,940	$225,365	$187,968	$189,852	$147,566

Less:

Interest capitalized	$–	$–	$–	$–	$–	$–
Non-controlling interest in pre-tax (loss) income of subsidiaries that have not incurred fixed charges	(7,029)	(1,633)	6,873	20,730	5,109	–

	(7,029)	(1,633)	6,873	20,730	$5,109	$–

Total Earnings	$416,886	$415,573	$218,492	$167,238	$184,743	$147,566

Fixed Charges:
Interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness	35,885	34,691	28,508	16,709	12,902	16,884
Expense of the interest within rental expense (1)	–	–	–	–	–	–

Total Fixed Charges	$35,885	$34,691	$28,508	$16,709	$12,902	$16,884

Ratio of Earnings to Fixed Charges	11.6	12.0	7.7	10.0	14.3	8.7

(1)	Deemed to be immaterial